UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Cyclacel Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23254L405
(CUSIP Number)

Kevin C. Tang
 Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830_
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 23254L405	13D	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 359,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 359,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person PN

CUSIP NO. 23254L405	13D	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 359,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 359,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person OO

CUSIP NO. 23254L405	13D	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 359,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 359,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share, of Cyclacel Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 200 Connell Drive, Suite 1500, Berkeley Heights, New Jersey, 07922.

Item 2. Identity and Background

This Statement is being jointly filed in accordance with the Joint Filing Agreement attached hereto as Exhibit 1 on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Tang Capital Partners, LP
Tang Capital Management, LLC
Kevin C. Tang

Information Regarding Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Tang Capital Partners, LP is a limited partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the general partner of Tang Capital Partners, LP.

Kevin C. Tang

The business address of Kevin C. Tang is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the knowledge of the Reporting Persons, no individual or entity identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware limited partnership.  Tang Capital Management, LLC is a Delaware limited liability company.  Mr. Tang is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Tang Capital Partners, LP expended an aggregate of approximately $2,086,051 to purchase 359,900 shares of the Issuer’s common stock.  Such shares were purchased in the open-market and were acquired in the ordinary course of business.  Tang Capital Partners, LP holds its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the shares of the common stock of the Issuer is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses and were not made for the purpose of acquiring control of the Issuer.  The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares, selling shares, entering into hedging transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D.  Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	359,900 shares, representing 9.5% of the class
Tang Capital Management, LLC	359,900 shares, representing 9.5% of the class
Kevin C. Tang	359,900 shares, representing 9.5% of the class

Tang Capital Partners, LP is the beneficial owner of 359,900 shares of the Issuer’s common stock.  Tang Capital Partners, LP shares voting and dispositive power over such shares of common stock with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s common stock beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the shares of the Issuer’s common stock beneficially owned by Tang Capital Partners, LP. Kevin C. Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	359,900 shares
Tang Capital Management, LLC	359,900 shares
Kevin C. Tang	359,900 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	359,900 shares
Tang Capital Management, LLC	359,900 shares
Kevin C. Tang	359,900 shares

(c)	The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Number of Shares	Price/Share
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.2122
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.1819
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.1705
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.1379
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.1350
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.1551
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.2067
Tang Capital Partners, LP	Open-Market Purchase	8/12/2016	20,000	5.2108
Tang Capital Partners, LP	Open-Market Purchase	8/15/2016	20,000	5.7527
Tang Capital Partners, LP	Open-Market Purchase	8/15/2016	20,000	5.5032
Tang Capital Partners, LP	Open-Market Purchase	8/15/2016	20,000	5.6445
Tang Capital Partners, LP	Open-Market Purchase	8/16/2016	20,000	7.1906
Tang Capital Partners, LP	Open-Market Purchase	8/16/2016	20,000	6.6392
Tang Capital Partners, LP	Open-Market Purchase	8/17/2016	20,000	8.1835
Tang Capital Partners, LP	Open-Market Purchase	8/17/2016	20,000	8.2150
Tang Capital Partners, LP	Open-Market Purchase	9/16/2016	50,000	5.2446
Tang Capital Partners, LP	Open-Market Purchase	9/16/2016	9,900	5.3581

(d)          N/A.

(e)          N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None

Item 7.	Material to Be Filed as Exhibits

            None

*          *          *

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

September 16, 2016

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

EXHIBIT 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Cyclacel Pharmaceuticals, Inc., and that this agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 16th day of September, 2016.

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang